SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE
13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 5)*

ARADIGM CORPORATION
(Name of Issuer)

COMMON STOCK NO PAR VALUE
(Title of Class of Securities)

038505-301
(CUSIP Number)

Søren Thor Jensen Novo Nordisk A/S Novo Alle DK-2880 Bagsvaerd Denmark Tel No.: +45 4444 8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 15, 2010
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 038505-301	13D	Page 3 of 14 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Novo Nordisk A/S
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b)☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Kingdom of Denmark
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,573,672
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 27,573,672
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,573,672 See Item 5
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.9% See Item 5
14	TYPE OF REPORTING PERSON CO

  Item 1. Security and Issuer.

     Novo Nordisk A/S, a publicly quoted Danish company (“Buyer”), hereby amends and supplements its Report on Schedule 13D, originally filed on November 14, 2001 (as amended and supplemented, the “Schedule 13D”) with respect to the shares of common stock, no par value (the “Shares”) of Aradigm Corporation, a California Corporation (the “Issuer”). The Issuer’s principal executive offices are located at 3929 Point Eden Way, Hayward, California, 94545.

      Item 2. Identity and Background.

     The address of the principal business office of Buyer is Novo Alle, DK-2880 Bagsværd, Denmark. Buyer is a focused healthcare company that manufactures and markets pharmaceutical products and services for the treatment of diabetes, coagulation disorders, human growth hormone and hormone replacement therapy. Buyer holds 27,573,672 Shares both directly (26,204,122 Shares) and indirectly through Novo Nordisk Inc. (previously named Novo Nordisk Pharmaceuticals, Inc.) (1,133,144 Shares), a Delaware corporation (“NN Inc.”) whose principal business office is located at 100 College Road West, Princeton, New Jersey, 08540 and Novo Nordisk Delivery Technologies, Inc. (236,406 Shares), a Delaware corporation (“Novo Nordisk Delivery Technologies, Inc.”) whose principal place of business is located at 103 Foulk Road, Suite 282, Wilmington, DE 19803.

     NN Inc. is a company that engages in marketing and sales of pharmaceutical products in the United States market.  NN Inc. is a wholly-owned subsidiary of Novo Nordisk US Holdings, Inc. (“NN US Holdings”).  NN US Holdings is a Delaware corporation whose principal place of business is 103 Foulk Road, Suite 282, Wilmington, DE 19803.  NN US Holdings’s primary business is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware. NN US Holdings is wholly owned by Buyer.

     Novo Nordisk Delivery Technologies, Inc.’s primary business is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware. Novo Nordisk Delivery Technologies, Inc. is a wholly-owned subsidiary of NN US Holdings.

     Novo A/S, a private limited Danish company whose principal business office is located at Tuborg Havnevej 19, DK-2900 Hellerup, Denmark, owns approximately 25.5% of Buyer’s total share capital, representing approximately 71.5% of the voting rights of Buyer and may be deemed to control Buyer. The principal objective of Novo A/S is to manage the Novo Nordisk Foundation’s financial assets through investments in the life science area and in a broad portfolio of financial assets. Novo A/S is a wholly-owned subsidiary of Novo Nordisk Foundation (the “Foundation”), a self-governing and self-owned foundation whose principal business office is located at Tuborg Havnevej 19, DK-2900 Hellerup, Denmark. The principal business of the Foundation is to provide a stable basis for the business and research activities undertaken by Novo A/S and its affiliates and to support scientific and humanitarian purposes.

     The name, address, present principal occupation or employment and citizenship of each director and executive officer of each of Buyer, NN Inc., Novo Nordisk Delivery Technologies, Inc., NN US Holdings, Novo A/S and the Foundation is set forth on Schedule A.

     During the last five years, Buyer has not, and to the best of Buyer’s knowledge, none of NN Inc., Novo Nordisk Delivery Technologies, Inc., NN US Holdings, Novo A/S, the Foundation or any of the persons listed on Schedule A attached hereto has, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Item 3. Source and Amount of Funds or Other Consideration.

      See Item 4 below for a description of the Stock Purchase Agreement.

      Item 4. Purpose of Transaction.

      The response set forth in item 4 is hereby amended and supplemented with the following:

     On July 30, 2010, the Issuer entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with Buyer providing for the issuance by the Issuer to Buyer in a private placement of 26,000,000 Shares (the “New Shares”) in consideration for the termination of all of the Issuer’s obligations under the Promissory Note and Security Agreement dated July 3, 2006 (the “Promissory Note”).  The Promissory Note evidenced, among other things, a loan made by Buyer to the Issuer in the principal amount of $7.5 million, bearing interest accruing at 5% per annum with the principal, along with the accrued interest, payable in three equal payments of approximately $3.5 million at July 2, 2012, July 1, 2013 and June 30, 2014. As at July 30, 2010, the amount outstanding under the Promissory Note, including accrued interest, was approximately $9.1 million.

     Among other conditions, the Stock Purchase Agreement required that the Issuer obtain approval of its shareholders to increase the number of authorized shares of the Issuer’s common stock in an amount sufficient to authorize the issuance of the New Shares.  At a special meeting of the Issuer’s shareholders duly called and held on September 14, 2010, the requisite shareholders of the Issuer approved the proposal to amend the Issuer’s Articles of Incorporation to increase the number of authorized shares of the Issuer’s common stock in an amount sufficient to authorize the issuance of the New Shares.  Buyer acquired the New Shares on September 15, 2010.

     The Issuer also entered into a Registration Rights Agreement with Buyer on July 30, 2010 (the “Registration Rights Agreement”). As required by the Registration Rights Agreement, on August 11, 2010, the Issuer filed a registration statement covering, among other securities, the New Shares acquired by Buyer pursuant to the Stock Purchase Agreement.

     Buyer intends to continuously review its holdings in the Issuer on a regular basis and may at any time or from time to time determine to dispose of any Shares it owns in the open market, in privately negotiated transactions or otherwise, in such quantities and at such times as may be determined from time to time, or take any other available course of action, which could involve, among other things, the acquisition or disposition by Buyer or any other person of additional Shares of the Issuer.  In reaching any decision as to its course of action, Buyer currently expects that it would take into consideration a variety of factors, including the Issuer’s business, financial condition and prospects, other developments concerning the Issuer and its business generally, other developments and other business opportunities available to Buyer, developments with respect to Buyer’s business and general economic outlook, changes in law and regulations, general economic conditions, and money, currency, commodity and stock market conditions, including the market price of the securities of the Issuer.

      Item 5. Interest in Securities of the Issuer.

     (a), (b) For the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, Buyer may be deemed to beneficially own 27,573,672 Shares, or approximately 16.9% of the outstanding Shares.

     (c) None of Buyer, any of the persons named in Item 2 or any of the persons set forth on Schedule A, has effected any transaction in the Shares during the past 60 days.

     (d) Not applicable.

     (e) Not applicable.

      Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      See response to Item 4.

     In addition, in connection with the Stock Purchase Agreement, the Issuer, Buyer and NN Inc. entered into a Payoff and Termination Letter dated July 30, 2010 (the “Termination Letter”) to, among other things, terminate the Amended and Restated Stock Purchase Agreement dated January 26, 2005 by and among the Issuer, Buyer and NN Inc. further described in Amendment No. 4 to the statement on Schedule 13D filed on September 29, 2004.

     The Voting Agreement dated September 28, 2004 (described in Amendment No. 4 to the statement on Schedule 13D filed on September 29, 2004) by and among Novo Nordisk Delivery Technologies, Inc. and certain owners of Shares including V. Bryan Lawlis, Jr., President and Chief Executive Officer of Issuer, Thomas C. Chesterman, Senior Vice President and Chief Financial Officer of Issuer, Babatunde A. Otulana, M.D., Vice President for Clinical and Regulatory Affairs of Issuer, Richard Thompson, Chairman and a member of the board of directors of Issuer , Igor Gonda, a director of Issuer, Virgil D. Thompson, a director of Issuer and New Enterprise Associates 10, Limited Partnership terminated pursuant to its terms and is no longer in effect.

      Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Stock Purchase Agreement dated as of July 30, 2010 between Issuer and Buyer (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on August 2, 2010).

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 16, 2010	September 16, 2010
Date	Date

/s/ Lars Fruergaard Jørgensen	/s/ Jesper Brandgaard
Signature	Signature

Lars Fruergaard Jørgensen	Jesper Brandgaard
Senior Vice President IT & Corporate Development	Executive Vice President and Chief Financial Officer

Schedule A

DIRECTORS AND EXECUTIVE OFFICERS OF NOVO NORDISK A/S

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo Nordisk A/S are set forth below. If no address is given, the director's or officer's address is Novo Alle, DK-2880 Bagsvaerd, Denmark. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

* Sten Scheibye	Chairman of the Board
Danish

*Göran A. Ando	Essex Woodlands Health
Swedish	Ventures Ltd.
Berkeley Square House
Berkeley Square
London W1J 6BR
United Kingdom

* Henrik Gürtler	Novo A/S
Danish	Tuborg Havnevej 19
2900 Hellerup
Denmark

* Ulrik Hjulmand-Lassen	Novo Nordisk A/S
Danish	Nybrovej 80
Building NYA2.16
2820 Gentofte
Denmark

*Pamela J. Kirby
British

*Anne Marie Handrup Kverneland
Danish

*Kurt Anker Nielsen	Kastanievej 6
Danish	2960 Rungsted Kyst
Denmark

*Søren Thuesen Pedersen	Novo Nordisk A/S Nybrovej 80
Danish	2820 Gentofte Building NYA2.05
Denmark

*Stig Strøbaek	Novo Nordisk, A/S
Danish	Laurentsvej 22, 7X
2880 Bagsvaerd
Denmark

* Hannu Ryöppönen	7 Bryanston Mews West
Finnish	London
W1H 2BW
United Kingdom

*Jørgen Wedel Danish	29 Winsor Way Weston 02493 Massachusetts USA

Lars Rebien Sørensen	President & CEO
Danish	Novo Nordisk A/S

Jesper Brandgaard	Executive Vice President & CFO
Danish	Novo Nordisk A/S

Kåre Schultz	Executive Vice President & COO
Danish	Novo Nordisk A/S

Mads Krogsgaard Thompsen	Chief Science Officer & CSO
Danish	Novo Nordisk A/S

Lise Kingo	Executive Vice President & COS
Danish	Novo Nordisk A/S

DIRECTORS AND EXECUTIVE OFFICERS OF NOVO NORDISK INC.

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo Nordisk Inc. are set forth below. If no address is given, the director's or officer's address is 100 College Road, Princeton, New Jersey 08540. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*Jerzy Gruhn	President
Poland	Novo Nordisk Inc.

*Kare Schultz	Chief Operating Officer
Danish	Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

*Ole F. Ramsby	Senior Vice President Legal Affairs
Danish	and General Counsel
Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

*Karsten Munk Knudsen	Treasurer, Assistant Secretary and Vice President, Finance
Danish	Novo Nordisk Inc.

*James C. Shehan	Secretary and Vice President Legal Affairs
USA	Novo Nordisk Inc.

Jeffrey Frazier	Vice President Human Resources
USA	Novo Nordisk Inc.

Per Falk	Vice President Clinical, Medical & Regulatory Affairs
Sweden	Novo Nordisk Inc.

Mark Stolp	Assistant Treasurer
USA	Novo Nordisk Inc.

Jill M. Fallows	Assistant Secretary
USA	Novo Nordisk Inc.

Paul Hoogsteden	Assistant Treasurer
USA	Novo Nordisk Inc.

Matthew J. Hill	Assistant Secretary
USA	Novo Nordisk Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF NOVO NORDISK DELIVERY TECHNOLOGIES, INC.

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo Nordisk Delivery Technologies, Inc. are set forth below. If no address is given, the director's or officer's address is 103 Foulk Road, Suite 282, Wilmington, DE 19803. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*Ole F. Ramsby	Senior Vice President Legal Affairs
Danish	and General Counsel
Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

*James C. Shehan	Secretary
USA	Novo Nordisk Delivery Technologies, Inc.

*Karsten Munk Knudsen	President & Treasurer
USA	Novo Nordisk Delivery Technologies, Inc.

Mark Stolp	Assistant Treasurer
USA	Novo Nordisk Delivery Technologies, Inc.

Jill M. Fallows	Assistant Secretary
USA	Novo Nordisk Delivery Technologies, Inc.

Paul Hoogsteden	Assistant Treasurer
USA	Novo Nordisk Delivery Technologies, Inc.

Matthew J. Hill	Assistant Secretary
USA	Novo Nordisk Delivery Technologies, Inc.

Pam Jasinski	Assistant Treasurer
USA	Novo Nordisk Delivery Technologies, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF NOVO NORDISK US HOLDINGS, INC.

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo Nordisk US Holdings, Inc. are set forth below. If no address is given, the director's or officer's address is 103 Foulk Road, Suite 282, Wilmington, DE 19803. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*Karsten Munk Knudsen	President and Treasurer
Danish	Novo Nordisk US Holdings, Inc.

*James Shehan	Secretary
USA	Novo Nordisk US Holdings, Inc.

*Ole F. Ramsby	Senior Vice President Legal Affairs
Danish	and General Counsel
Novo Nordisk A/S
Novo Alle
2880 Bagsvaerd
Denmark

Mark Stolp	Assistant Treasurer
USA	Novo Nordisk US Holdings, Inc.

Jill M. Fallows	Assistant Secretary
USA	Novo Nordisk US Holdings, Inc.

Paul Hoogsteden	Assistant Treasurer
USA	Novo Nordisk US Holdings, Inc.

Matthew J. Hill	Assistant Secretary
USA	Novo Nordisk US Holdings, Inc.

Joan Schmidt	Assistant Secretary
USA	Novo Nordisk US Holdings, Inc.

Pam Jasinski	Assistant Treasurer
USA	Novo Nordisk US Holdings, Inc.

DIRECTORS AND EXECUTIVE OFFICERS OF NOVO A/S

The name, address, title, present principal occupation or employment of each of the directors and executive officers of Novo A/S, are set forth below. If no address is given, the director's or officer's address is Tuborg Havnevej 19, DK-2900 Hellerup, Denmark. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*Ulf J. Johansson	Chairman of the Board of Directors
Swedish	Novo A/S

*Jørgen Boe	Member, Board of Directors
Danish	Novo A/S

*Göran A. Ando	Member, Board of Directors
Swedish	Novo A/S

*Jeppe Christiansen	Member, Board of Directors
Danish	Novo A/S

Henrik Gürtler	CEO
Danish	Novo A/S

DIRECTORS AND EXECUTIVE OFFICERS OF FOUNDATION

The name, address, title, present principal occupation or employment of each of the directors and executive officers of the Foundation, are set forth below. If no address is given, the director's or officer's address is at Tuborg Havnevej 19, DK-2900 Hellerup, Denmark. The directors are designated with asterisks (*).

Name and Citizenship	Principal Occupation and Address

*Ulf J. Johansson	Chairman of the Board of Directors
Swedish	Novo Nordisk Foundation

*Jørgen Boe	Member, Board of Directors
Danish	Novo Nordisk Foundation

*Bo Ahrén	Member, Board of Directors
Swedish	Novo Nordisk Foundation

*Niels Borregaard	Member, Board of Directors
Danish	Novo Nordisk Foundation

*Hans Ejvind Hansen	Member, Board of Directors
Danish	Novo Nordisk Foundation

*Ulla Morin	Member, Board of Directors (employee elected)
Danish	Novo Nordisk Foundation

*Søren Thuesen Pedersen	Member, Board of Directors (employee elected)
Danish	Novo Nordisk Foundation

*Kurt Anker Nielsen	Member, Board of Directors
Danish	Novo Nordisk Foundation

*Stig Strøbæk	Member, Board of Directors (employee elected)
Danish	Novo Nordisk Foundation

Birgitte Nauntofte	Director
Danish	Novo Nordisk Foundation